UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated May 30, 2007

2.

News Release dated May 31, 2007

3.

News Release dated June 11, 2007

4.

News Release dated June 18, 2007

5.

News Release dated June 21, 2007

6.

Report of Voting Results

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: July 19, 2007	By: /s/ Patrick Groening Patrick Groening, Chief Financial Officer

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

  May 30, 2007

Strathmore Updates Juniper Ridge Wyoming Project

STRATHMORE MINERALS CORP (“Strathmore”) is pleased to provide an update on its Juniper Ridge, Wyoming Joint Venture project with Yellowcake Mining Inc.

In March 2007, Strathmore contracted BRS Engineering (“BRS”) of Riverton, WY to acquire historic drill information from earlier exploration programs conducted on the property. Exploration data was recovered from all parts of the property. The best intercept observed is 15 feet of .36 % U3O8 for a GT (Grade-Thickness) of 5.43.  The highest grade identified on the property is 1.43% U3O8.

The data was obtained from old magnetic files and BRS was able to recover approximately half of the data from the estimated 2,000 historical drill holes on the property. In total, data from 961 drill holes was recovered. Of the 961 holes, 588 had uranium intercepts exceeding .02 % U3O8. There were over 1100 intercepts above a .02% U3O8 in the 588 holes with uranium mineralization. This drill information represents work completed by several previous owners, which included Urangeschellschaft and AGIP Mining Inc., which was the last company to conduct exploration on the property in the late 1970’s. Strathmore has digitized all information collected into a new data base, and is in the process of analyzing the data. In addition, Strathmore has obtained several historic feasibility reports from the 1970’s and one that was completed in 1987.

On completion of the analysis of all available data, a preliminary resource estimate will be calculated. Plans for additional development drilling and pre-permitting work (installation of monitor wells) have been scheduled for the fall season. Mine planning and metallurgical evaluations will follow. In addition, the Joint Venture has started the preparation of the required background data for permitting purposes. Flora, fauna, and archaeology and other studies will begin shortly.

The foregoing historical data reported were completed prior to the implementation of NI 43-101. Hence, they should not be relied upon. The technical information in this news release has been prepared and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

 “David Miller”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

David Miller, President and COO

info@strathmoreminerals.com

www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

   May 31, 2007

Strathmore Completes Option Agreement on

Duddridge Lake Uranium Project

Strathmore Minerals Corp (“Strathmore”) is pleased to announce that it has entered into an Option Agreement with Great Bear Resources Ltd. (“Great Bear” or the “Optionee”) to acquire a 60% interest in the Duddridge Lake Uranium Property, which is located in north-central Saskatchewan. The property consists of 11 mineral claims totaling 36,253 ha (about 90,000 acres), located about 80 km northwest of the town of La Ronge, Saskatchewan.

To earn its interest, Great Bear must complete $6,000,000 in exploration expenditures, make payments totaling $400,000 and issue 400,000 shares to Strathmore, as follows:

	Cash	Common Shares of the Optionee	Minimum exploration commitments	Percent Interest earned by Optionee
On signing	$150,000 plus additional staking costs up to $100,000	200,000
By Mar 31 2008	$150,000	200,000	$750,000
By Mar 31 2009			$1,000,000
By Mar 31 2010			$1,000,000	35 % Interest earned
By Mar 31 2011			$1,250,000	51 % interest earned
By Dec 31 2013			$2,000,000	60% earned
Total	$400,000	400,000	$6,000,000

Strathmore completed a NI 43-101 technical report for the Duddridge Lake Property on May 28, 2004. Based on available drill hole information, independent consulting geologist Stuart Fraser, MSc, PGeol, who is a qualified person under National Instrument 43-101, estimated an inferred mineral resource of 215,016 tonnes with an average grade of 2.14 pounds per ton U3O8 for the Duddridge Lake Property (see news August 31, 2005 issued by Strathmore). A number of historical resource estimates have previously been documented for the property.  Fraser noted that the stratabound uranium and copper mineralization at Duddridge Lake has only been drill tested to a depth of 80 m, and additional drilling is recommended to test the mineralization at depth. The NI 43-101 technical report for Duddridge Lake was filed on SEDAR (www.sedar.com) on Aug. 13, 2004. It is also available for viewing on the Company’s website, www.strathmoreminerals.com

The Duddridge Lake Property lies within the eastern part of the Wollaston domain, and is hosted by metasedimentary rocks of the Wollaston Supergroup.  Uranium mineralization occurs in two white quartzite lenses within a 6.4-metre-to-26.8-metre-thick, carbonaceous meta-arkose unit. Mineralization consists predominately of pitchblende or uraninite occurring as thin seams, bands and disseminations along bedding planes; tyuyamunite and cobalt bloom (erythrite) along some fractures; and to a lesser extent chalcopyrite, bornite, malachite, pyrite, annabergite and arsenides.

Previous exploration was conducted by a number of companies, including Noranda Exploration from 1974 to about 1994. Exploration including combined airborne magnetic and radiometric surveys, rock and soil geochemistry and diamond drilling, outlined a uraniferous boulder train along the west side of Duddridge Lake, which extends over an area of about 100 metres by 1,600 metres. Within the boulder train, typical analysis ranged from 0.1 per cent to 0.2 per cent U3O8, with some exceptional values of up to 9.8 per cent U3O8, 1.6 per cent Cu, 0.2 ounce per ton Au, and seven ounces per ton Ag.

More than 30 drill holes were completed at the property over an approximately 1,463-metre strike length on the west side of Duddridge Lake. In addition several drill holes were completed at other locations throughout the property. Significant prior drill results include (Steward, 1975):

Hole No.	From (m)	To (m)	Length (m)	Grade (lb/ton U3O8)
D-1-75	97.23	101.28	4.05	3.52
D-5-75	91.04	94.21	3.17	1.24
D-8-75	55.75	64.77	9.02	2.88
D-11-75	61.26	68.51	7.25	2.44

During 2006, GeoTech Ltd. of Aurora, Ont., completed a detailed airborne magnetic and electromagnetic survey (VTEM) survey over the property.  The survey identified a number of conductors and structural features that warrant follow-up exploration.

The parties will use their best efforts to obtain all regulatory and other approvals and close within 90 days or as soon as mutually agreed upon.  A finder's fee will be paid in accordance with the policies of the Exchange.

Great Bear Resources Ltd. is currently a British Columbia incorporated private company that is a reporting issuer. The company has a strong financial and geological team that intends to pursue the development of a number of Canadian uranium projects. Information on Great Bear is available on SEDAR at www.sedar.com.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43- 101 and reviewed on behalf of the company by Jody Dahrouge, P.Geol., of Dahrouge Geological Consulting Ltd., Edmonton, Alta, a qualified person.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

 “David Miller”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

David Miller, President and COO

info@strathmoreminerals.com

www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

   June 11, 2007

Strathmore Completes LOI with Nu-Mex Uranium Corp.

For $25 Million Commitment at Nose Rock, New Mexico Uranium Project

Strathmore Minerals Corp. is pleased to announce that its subsidiary, Strathmore Resources (US) Ltd. (“Strathmore”), has entered into a  Letter of Intent (”LOI”) to form a joint venture with Nu-Mex Uranium Corp. (“Nu-Mex”) to explore and develop Strathmore’s Nose Rock properties (the “Nose Rock” project).  The Nose Rock project is located northeast of Crownpoint within the Grants Mineral District in the State of New Mexico.  The Company acquired the property through the acquisition of mineral leases and by claim staking. The Nose Rock property comprises approximately 5,000 acres (2,023 Ha) of land.

According to the previous operator Phillips Uranium, a division of Phillips 66 Oil Company in the 1970's, part of the original mine site now under Strathmore’s control, contains a demonstrated resource of 6,694,217 tons ore grading .135% U3O8. This historical resource totals 18,230,955 lbs U3O8 (not 43-101 compliant).  The discovery of the Nose Rock ore body by Phillips Uranium was announced in December, 1975 (p. 20, New Mexico Bureau of Mines and Minerals).  By 1981, Phillips was in the final stages of completing production and ventilation shafts at the mine.  However, no production ever occurred because of the collapse of uranium prices soon after the shafts were completed

Strathmore will grant Nu-Mex sole and exclusive rights to earn-in a 60% interest in the Nose Rock project. The terms of the transaction are summarized as follows (all dollar amounts are in US $):

1.

Nu-Mex paying to Strathmore $250,000 and 5,000,000 common shares in the capital stock of  Nu-Mex on closing; and

2.

incurring a total of $19,000,000 in work commitment expenditures on the Property (“Expenditures”), and additional payments of  $6,000,000 to Strathmore in accordance with the following schedule:

•

 $750,000 work commitment plus  $1,000,000 payment in cash or stock in each of the first 2 years,

•

an additional  $1,500,000 work commitment plus  $1,000,000 payment in cash or stock in the third year,

•

an additional  US$6,000,000 work commitment plus  $1,000,000 payment in cash or stock in the fourth year, and

•

an additional $5,000,000 work commitment plus $1,000,000 payment in cash or stock in each of the fifth and sixth years.

Nu-Mex will earn a 25% interest in the Property once Nu-Mex has completed its commitments (cash/shares of $3,000,000 and work of $3,000,000) on or before the anniversary of the third year. Nu-Mex will earn an additional 35% interest in the Property once Nu-Mex has completed its additional commitments (additional cash/shares of $3,000,000 and additional $16,000,000 in work) on or before the anniversary of the sixth year.

The parties have agreed to the terms of the LOI based upon an understanding that the property will require additional estimated expenditures of approximately $40,000,000 for permitting and mine construction in each of years seven and eight of the proposed joint venture.

Following the sixth anniversary of the Closing Date, the Operator will retain a third party engineering firm to prepare a Bankable Feasibility Study to determine how best to proceed. If the third party evaluation results in a positive recommendation, then Strathmore and Nu-Mex will proceed with their pro-rata payments under the Joint Venture to further develop the project.

The Parties will use their best efforts to obtain all regulatory and other approvals and close within 90 days or as soon as mutually agreed upon.

Nu-Mex Uranium Corp. is a New Mexico based uranium company.  The Company’s shares trade under the symbol OTCBB-NUMX.

The foregoing historical resource estimates were completed prior to the implementation of NI 43- 101. Given the quality of the historic work completed on the properties discussed herein, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resource, and is not treating the historic resources as current. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

 “David Miller”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

David Miller, President and COO

info@strathmoreminerals.com

www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM                                                                   June 18, 2007

Strathmore Amends LOI with Nu-Mex Uranium

For US $44.5 Million Commitment at Nose Rock, New Mexico Uranium Project

Strathmore Minerals Corp. is pleased to announce that its subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”)), has  amended its  Letter of Intent (”LOI”) to form a joint venture with Nu-Mex Uranium Corp. (“Nu-Mex”) to explore and develop Strathmore’s Nose Rock properties (the “Nose Rock” project). The revised terms provide for increases in the scheduled expenditure commitments as outlined in an earlier news release. (See news release June 11, 2007). For additional work commitments of US $25.5 million, for a new total of US $44.5 million, and a reduction of US $6 million in scheduled payments to Strathmore, the Company has granted Nu-Mex an additional 5% in the Joint Venture. Nu-Mex can now earn-in a 65% interest in the Nose Rock project. In addition, Strathmore has granted Nu-Mex a Right of First Refusal to negotiate a Joint Venture agreement for Strathmore’s Dalton Pass, New Mexico uranium project.

 The Nose Rock project is located north of Grants within the Grants Mineral Belt in the State of New Mexico.  The Company acquired the property through mineral leases or by claim staking and the Nose Rock property as a whole consists of approximately 5,000 acres (2,023 Ha) of land. According to the previous operator Phillips Uranium, a division of Phillips 66 Oil Company in the 1970's, part of the original mine site now under Strathmore’s control, contains a demonstrated resource of 6,694,217 tons ore grading 0.135 % U3O8. This historical resource totals 18,230,955 lbs U3O8   (not 43-101 compliant). The discovery of the Nose Rock ore body by Phillips Uranium was announced in December, 1975 (p. 20, New Mexico Bureau of Mines and Minerals, Memoir 38, 1979.)

 As per the amended terms of the LOI, Strathmore will grant Nu-Mex sole and exclusive rights to earn-in a 65% interest in the Nose Rock project. The terms of the transaction are summarized as follows (all dollar amounts are in US $):

1.   Nu-Mex paying to Strathmore $250,000 and 5,000,000 common shares in the capital stock of Nu-Mex on closing; and

2.

incurring a total of $44,500,000 in work commitment expenditures on the Property (“Expenditures”),  in accordance with the following schedule:

·         $1,000,000 work commitment expenditures  in each of the first and second years,

·        an additional  $1,500,000 work commitment expenditures  in the third year,

·        an additional  $10,000,000 work commitment expenditures  in each of the  fourth, fifth and sixth years,

·        an additional  $11,000,000 work commitment expenditures in the seventh year,

Nu-Mex will earn a 25% interest in the Property once Nu-Mex has completed its work commitments (US $13,500,000) on or before the anniversary of the fourth year. Nu-Mex will earn an additional 40% interest in the Property once Nu-Mex has completed its additional work commitments (US $31,000,000 in work) on or before the anniversary of the seventh year. The LOI provides for accelerated work and expenditure commitments should a property evaluation demonstrate that a feasibility study could be completed at an earlier date.

After the fourth year and provided Nu-Mex has fulfilled its commitments, the parties shall review all work completed under the terms of the Joint Venture and prepare an independent NI 43-101 compliant technical report and resource calculation.  Recommendations from this report will help plan further development initiatives.

Following the seventh anniversary of the Closing Date, or other mutually agreed upon time, the Operator will retain a third party engineering firm to prepare a Bankable Feasibility Study.  Should the third party evaluation result in a positive recommendation, Strathmore and Nu-Mex will then proceed with their pro-rata payments under the Joint Venture to further develop the project.

Strathmore will have up to 90 days after the date the Bankable Feasibility Report is delivered to elect whether or not to earn back an 16% undivided interest in the Property by paying US $25,000,000 to Nu-Mex  providing Nu-Mex has met all its obligations to earn 65%.

The Parties will use their best efforts to obtain all regulatory and other approvals and close within 90 days or as soon as mutually agreed upon.

Nu-Mex Uranium Corp. is a New Mexico based uranium company.  The Company’s shares trade under the symbol OTCBB-NUMX.

The foregoing historical resource estimates were completed prior to the implementation of NI 43- 101. Given the quality of the historic work completed on the properties discussed herein, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resource, and is not treating the historic resources as current. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

                                                                                                For Investor Relations:

 “David Miller”                                                                      Bob Hemmerling/Craig Christy

__________________________                                            1-800-647-3303

David Miller, President and COO                                               info@strathmoreminerals.com

                                                                                                www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM                                                               June 21, 2007

Strathmore Creates Fission Energy Corp.

Strathmore Minerals Corp (“Strathmore” or “the Company”) is pleased to announce shareholder approval for the creation of Fission Energy Corp. As previously announced, Strathmore plans to spin-off of its exploration assets located in Canada and Peru into a separate publicly traded company to be known as Fission Energy Corp. At the Company’s Special and Annual General Meeting held in Vancouver on Tuesday, June 19, 2007, shareholders overwhelmingly approved the corporate reorganization approving the Plan of Arrangement and the creation of Fission Energy Corp. Strathmore is now proceeding to obtain final court approval and all regulatory approvals in order to complete and implement the Plan of Arrangement. The Company will continue to advise shareholders of material news regarding the Fission Energy Corp spin-off as it progresses.

The composition of the Board of Directors remained unchanged after the Company’s Special and Annual General Meeting with Devinder Randhawa, David Miller, Michael Halvorson, Dr. Dieter Krewedl and Raymond Larson all being re-elected.

 The Board of Directors and Management of Strathmore would like to thank all shareholders for their continued support and confidence in this Plan of Arrangement.

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

 STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

 ON BEHALF OF THE BOARD

                                                                                                For Investor Relations:

 “Dev Randhawa”                                                                 Bob Hemmerling/Craig Christy

__________________________                                            1-800-647-3303

Dev Randhawa, Chairman and CEO

info@strathmoreminerals.com

                                                                                                www.strathmoreminerals.com

STRATHMORE MINERALS CORP.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)
Common Shares represented at the meeting:	36,264,607 or 50%
Total outstanding Common Shares as at record date:	72,170,623

In respect of the Special and Annual General Meeting of Strathmore Minerals Corp. (the “Company”) held June 19, 2007 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Election of Directors – The five nominees set forth in the Company’s Management Information Circular, dated May 8, 2007, were appointed as directors to hold office for the ensuing year or until their successors are elected or appointed, by resolution passed by all of the votes cast on a show of hands vote on the resolution.

For the Motion: 99.42%

Against the Motion: 0.58%

Appointment of Auditors – Davidson & Company LLP was reappointed as auditor of the Company to hold office until the close of the next annual general meeting of shareholders or until their successors are appointed, by a resolution passed by all of the votes cast on a show of hands vote on the resolution.

For the Motion: 100%

Votes Withheld: 29,164

Approval of Stock Option Plan – The stock option plan (the “Plan”) of the Company was confirmed until the next annual general meeting of shareholders, by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

For the Motion: 96.66%

Against the Motion: 3.34%

Approval of the Plan of Arrangement – The shareholders, warrantholders, and optionholders (the “Securityholders”) voted by a show of hands to unanimously approve the special resolution of the Company to put into effect the Plan of Arrangement (the “Arrangement”), set forth in the Management Information Circular, to create a separate public company, Fission Energy Corp. (“Fission”), and to transfer to Fission all of its Canadian and Peruvian assets together with $500,000.

For the Motion: 98.98%

Against the Motion: 1.02%

Approval of the Organization of Fission and of the Stock Option Plan of Fission – The shareholders voted by a show of hands to approve the ordinary resolution of the Company to complete the organization of Fission and the stock option plan (the “Fission Plan”) of Fission.

For the Motion: 98.31%

Against the Motion: 1.69%

Dated at Vancouver, British Columbia this 21st day of June, 2007.

STRATHMORE MINERALS CORP.

“Steven Khan”

Steven Khan, Executive Vice President